UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 8, 2024

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	0-16633	43-1450818
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

12555 Manchester Road, Des Peres, Missouri	63131
(Address of Principal Executive Offices)	**(Zip Code)**

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

The Jones Financial Companies, L.L.L.P. (the "Partnership"), including the principal operating subsidiary of the Partnership, Edward D. Jones & Co., L.P. (collectively, "Edward Jones"), is disclosing certain of its results of operations related to calendar year 2023 and recent business developments. The full text of this information is attached hereto as Exhibit 99.1.

The information contained in this Item 2.02 and Exhibit 99.1 attached hereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the "Securities Act"), except as shall be expressly set forth by specific reference in such filing.

Item 3.02. Unregistered Sales of Equity Securities.

On January 8, 2024, the Partnership offered subordinated limited partnership interests (the "SLP Interests"), which are fully described in the Partnership's Twenty-Second Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated August 15, 2023 (which was filed as Exhibit 3.1 to the Partnership's Current Report on Form 8-K on August 16, 2023). The Partnership issued the SLP Interests pursuant to Section 4(a)(2) under the Securities Act, in a privately negotiated transaction and not pursuant to a public offering or solicitation, to current general partners and retiring general partners of the Partnership for an aggregate price of $63,837,710.

Item 8.01. Other Events.

Effective January 8, 2024, the Managing Partner appointed Keir Gumbs, General Counsel, age 49, to the Partnership's Enterprise Leadership Team and Audit Committee.

Mr. Gumbs joined Edward Jones in November 2023 as General Counsel, with responsibility for leading Legal and Compliance, and became a general partner of the Partnership on January 1, 2024. Prior to joining Edward Jones, Mr. Gumbs was Chief Legal Officer for Broadridge Financial Solutions ("Broadridge") for two years, responsible for overseeing its Legal, Compliance and Physical Security teams and co-leading Regulatory and Government Affairs. Mr. Gumbs was also an executive member of Broadridge's ESG Committee and its Executive Diversity Council, executive sponsor of Broadridge's Women's Leadership Forum, trustee of Broadridge's charitable foundation, and a member of the board of directors of Broadridge's Political Action Committee.

Prior to his experience at Broadridge, Keir spent three years at Uber Technologies, Inc. ("Uber"), most recently serving as the Vice President, Deputy General Counsel and Deputy Corporate Secretary, where he oversaw the legal teams supporting Uber's Payments, M&A, Finance, Real Estate and Commercial Transactions, Corporate Governance, Marketing, ESG, and Capital Markets functions.

Before joining Uber, Mr. Gumbs spent 13 years at the law firm Covington & Burling LLP, including serving as a Partner and Co-chair of its Securities Practice, specializing in securities and governance matters. Mr. Gumbs' career also includes six years with the U.S. Securities & Exchange Commission ("SEC"), including serving as Counsel to an SEC Commissioner, Special Counsel in the SEC's Office of Chief Counsel and staff attorney in the SEC's division of Corporate Finance.

Mr. Gumbs does not have any family relationship to any executive officer of the Partnership.

Additionally, Timothy Rea, Chief Experience, Brand and Marketing Officer, general partner of the Partnership and member of the Partnership's Enterprise Leadership Team, has announced his intention to retire effective on December 31, 2024.

Mr. Rea joined Edward Jones as principal responsible for the Marketing division in 2016. As Chief Experience, Brand and Marketing Officer, Mr. Rea is responsible for Edward Jones' insights and experience capabilities, as well as marketing, advertising and brand management. Mr. Rea also chairs the Global Retail Marketing Association's advisory board for Financial and Insurance Services and serves on the St. Louis American Heart Association board of directors.

Mr. Rea will continue to serve in his current role until his planned retirement at the end of 2024.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

      99.1   Certain results of operations related to calendar year 2023 disclosed by the Partnership on January 12, 2024.

      101   Cover Page Interactive Data File (embedded within the Inline XBRL document)

EXHIBIT INDEX

Exhibit Number	Description
99.1	Certain results of operations related to calendar year 2023 disclosed by the Partnership on January 12, 2024.
101	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	THE JONES FINANCIAL COMPANIES, L.L.L.P.
Date: January 12, 2024	By: /s/ Andrew T. Miedler
	Name: Andrew T. Miedler
	Title: Chief Financial Officer

Exhibit 99.1

The Jones Financial Companies, L.L.L.P. Announces 2023 Results and Recent Business Developments

The Jones Financial Companies, L.L.L.P., together with its consolidated subsidiaries (collectively, the "Partnership"), including its principal operating subsidiary in the United States ("U.S."), Edward D. Jones & Co., L.P. ("Edward Jones"), is pleased to highlight its 2023 results and recent business developments.

Throughout 2023, the Partnership focused on its intentional investments in human capital, technology infrastructure and digital initiatives to support its objective of delivering more comprehensive planning and advice for clients. The Partnership made significant progress toward the following objectives:

- delivering enhanced tools, modernized technology and new products to increase branch efficiency and allow branch teams to provide more value to clients;
- growing the number of financial advisors and preparing branch teams to deliver enhanced experiences for clients through training and acumen building; and
- leveraging deep, personal relationships to support its clients to help them stay focused and on track toward their goals during turbulent markets

By the end of 2023, MoneyGuide Elite was made available to all U.S. branch teams, enabling deeper discovery conversations with clients for more comprehensive goals-based advice. Edward Jones also enhanced its investment advisory platform and moved to a new fixed income trading platform, streamlining branch processes to allow branch teams to deliver more value to clients. During 2023, Edward Jones also launched Financial Advisor Managed Solutions, an advisory program where clients delegate investment discretion to eligible financial advisors who provide ongoing investment advice and guidance.

In addition to leveraging new tools and products to better serve clients, the Partnership continued to invest in developing, retaining and growing our branch teams. The Partnership focused on building the acumen of its branch teams by empowering them to achieve additional professional designations and offering alternative practice models and roles within branch teams such as Associate Financial Advisor and Registered Branch Associate, which provides more flexibility, autonomy and choice in how the branches serve clients. These practice models and roles offer additional options for how clients work with their financial advisor and how branch teams work together, as well as build additional capacity for branch teams to provide deep personal relationships and more comprehensive planning and advice for clients.

The Partnership ended the year with 19,232 financial advisors with branches in over two thirds of U.S. counties and most Canadian provinces and territories and 19,786 client support teammates, representing a 2% and 10% increase compared to the end of the prior year, respectively. Financial advisor attrition decreased from 5.8% at the end of 2022 to 4.7% at the end of 2023.

The Partnership served more than 8 million clients in the U.S. and Canada in 2023. The Partnership ended the year with a 17% increase in client assets under care to $1.9 trillion, reflecting increases in the market value of client assets as well as the cumulative impact of net new assets gathered during the year. Net new assets of $97 billion decreased 5% from record levels in 2022, reflecting increases in asset gathering and average asset sizes for new households, offset by higher asset outflows and slower household growth. Net new households decreased 14% compared to the prior year.

Net revenue increased 12% to $13.8 billion, primarily due to increases in fee and net interest and dividends revenue. The increase in fee revenue was due to increases in advisory programs and cash solutions. Advisory programs fees revenue increased due to the cumulative impact of client dollars invested in advisory programs and higher average equity market levels. Increases in cash solutions and net interest and dividends revenue reflected higher interest rates.

Exhibit 99.1

Operating expenses increased 12% to $12.2 billion in 2023 compared to 2022, primarily due to increases in compensation and benefits and communications and data processing expenses. Financial advisor compensation increased due to increases in revenues on which commissions are earned. Home office and branch compensation and communications and data processing expense increased as a result of the Partnership's intentional investments, referenced above. Variable compensation increased due to higher overall Partnership profitability.

Income before allocations to partners increased 15% to $1.6 billion in 2023 compared to 2022. Income before allocations to partners margin was 11.4%, reflecting a strategic balance between investing in the future and current financial results.

Financial Highlights
(unaudited, $ in millions, unless otherwise noted)

	December 31,			
	2023	**2022**	**Change**	**% Change**
Financial Advisors (at year end)	19,232	18,796	436	2%
Attrition %	4.7%	5.8%	-1.1%	-19%
Client Support Teammates (at year end)	19,786	17,920	1,866	10%
Client Assets Under Care (at year end) (billions)	$ 1,919	$ 1,639	$ 280	17%
Net New Assets for the Year (billions)	97	102	(5)	-5%
Net New Households (actual)	202,988	236,086	(33,098)	-14%
Income Before Allocations to Partners Margin	11.4%	11.3%	0.1%	1%

	For the years ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
Revenue:				
Fee Revenue	$ 11,264	$ 10,500	764	7%
Trade Revenue	1,482	1,484	(2)	—
Interest, Dividends and Other Revenue	1,334	427	907	212%
Total Revenue	14,080	12,411	1,669	13%
Interest Expense	282	142	140	99%
Total Net Revenue	13,798	12,269	1,529	12%
Total Operating Expenses	12,186	10,865	1,321	12%
Net Income Before Allocations to Partners	$ 1,612	$ 1,404	$ 208	15%